Exhibit 99.1

Suntech’s European Subsidiary Granted Provisional Moratorium

WUXI, China — April 10, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech Holdings” or the “Company”) today announced that Suntech Power International Ltd. (“SPI”), the Company’s principal operating subsidiary in Europe, has been granted a provisional moratorium for two months on creditor claims by the judicial authorities in Schaffhausen, Switzerland.  SPI had applied for the provisional moratorium as a result of over-indebtedness, a requirement under local law and regulations. The majority of SPI’s debt is Suntech inter-company debt.  The court has appointed an administrator to assess SPI’s financial condition and the prospects of reaching a composition agreement with creditors to restructure SPI’s outstanding debt. SPI will continue its operations and serve its European customers during this period.

“The goal of the provisional moratorium is to allow time to restructure debt, primarily inter-company debt. During this process, we are committed to continuing to deliver high-quality solar products to our customers in Europe,” said David King, Suntech’s CEO.

Other than the insolvency and restructuring of Suntech Holdings’ Chinese subsidiary Wuxi Suntech Power Co., Ltd. and the SPI composition proceedings, Suntech Holdings is not aware of any similar proceedings regarding any of its other entities.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes SPI’s ability to enter into a composition agreement with creditors and restructure its debt. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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